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                                                                    EXHIBIT 16.1

September 8, 2005

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously engaged as principal accountants to audit the financial statements of Ritz Interactive, Inc. (the Company) as of and for the year ended December 31, 2003, but did not issue a report thereon. On November 10, 2004, our appointment as principal accountants was terminated. We have read the Company's statements included under the heading "Experts" in the Company's registration statement on Form S-1 dated September 8, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that the chairman of the Company's audit committee approved the change in accountants, or any of the statements pertaining to Grant Thornton LLP.

Very truly yours,

/s/ KPMG LLP